EXHIBIT 4.1

AMENDMENT TO CONVERTIBLE PROMISSORY NOTE

  THIS AMENDMENT TO CONVERTIBLE PROMISSORY NOTE (this “Amendment”) dated October 6, 2013 (the “Note”), is executed as of November 10, 2014, by New Energy Technologies, Inc., a Nevada corporation having its principal place of business at 10632 Little Patuxent Parkway, Suite 406, Columbia, Maryland 21044 (“Maker”) on behalf of Kalen Capital Corporation, an Alberta, Canada corporation having its principal place of business at The Kalen Capital Building, 7th Floor, 688 West Hastings St., Vancouver, BC V6B 1P1 (“Payee”).

  WHEREAS, on October 7, 2013, Maker and Payee entered into a Bridge Loan Agreement (the “Agreement”), pursuant to which Payee provided Maker with a loan in the principal amount of $3,000,000 (the “Loan”);

  WHEREAS, pursuant to the terms of the Agreement Maker issued Payee the Note; and

  WHEREAS, on November 10, 2014, Maker and Payee entered into an Amended Bridge Loan Agreement, pursuant to which Payee agreed, among other things, to extend the maturity date of the Loan to December 31, 2015 and to amend the conversion feature of the Note;

  NOW, THEREFORE, FOR AND VALUABLE CONSIDERATION, the receipt and sufficiency is hereby acknowledged, Maker hereby agrees to amend the Note as follows:

1. Maturity Date.

  The entire balance, interest and principal, will be payable in full on December 31, 2015.

2. Interest Accrual.

  Notwithstanding the date of this Amendment, interest on the Loan shall continue to accrue as set forth in the Note from the date of issuance through the Maturity Date.

3. Conversion Into Units.

  Payee may elect, in its sole discretion, to convert all or any portion of the outstanding principal amount of the Note, and any or all accrued and unpaid interest thereon into units of Maker’s equity securities (collectively, the “Units”), each Unit consisting of: (a) one (1) share of common stock, par value $0.001 and (b) one (1) Series L Stock Purchase Warrant (the “Series L Warrant”), exercisable for one (1) share of common stock.

  The conversion price of each Unit will be the lesser of: i. $1.37; or ii. a price equal to seventy percent (70%) of the 20 day average closing price of Maker’s common stock as quoted on the OTC Markets Group Inc. QB tier, or such other national exchange or inter-dealer quotation system as the Maker’s shares may then be quoted on, as of the last trading date prior to the date of exercise, subject to a floor of $1.00.

  The exercise price of the Series L Warrant shall be at a per share price equal to sixty percent (60%) of the 20 day average closing price of Maker’s common stock as quoted on the OTC Markets Group Inc. QB tier, or such other national exchange or inter-dealer quotation system as the Maker’s shares may then be quoted on, as of the last trading date prior to the date of exercise of the Series L Warrant.

  All share prices will be rounded to the nearest cent.

4. Miscellaneous.

  This Amendment, when executed by the parties, shall be effective as of the date stated above. This Amendment fully and completely expresses the agreement of the parties with respect to the Note and shall not be modified or amended except by written agreement executed by each of the parties hereto.

  Except as amended and/or modified by this Amendment, the Note is hereby ratified and confirmed and all other terms of the Note shall remain in full force and effect, unaltered and unchanged by this Amendment. Whether or not specifically amended by this Amendment, all of the terms and provisions of the Note are hereby amended to the extent necessary to give effect to the purpose and intent of this Amendment.

[SIGNATURE PAGE FOLLOWS]

1

  IN WITNESS WHEREOF, Maker, intending to be legally bound, has executed this Note as of the date and year first above written with the intention that this Note shall constitute a sealed instrument.

New Energy Technologies, Inc.

By:	/s/ John Conklin
Name:	John Conklin
Title:	President and Chief Executive Officer